SCHEDULE 1

The Reporting Persons have engaged in the following transactions in Shares since June 5, 2002, the last day on which a transaction in the Shares by the Reporting Persons was reported on the Schedule 13D.

Transaction Date	Number of Shares	Price Per Share*	Purchaser
December 16 2003	4,000	0.5800	Glen Ceiley
February 27, 2004	7,462	0.6700	Glen Ceiley
March 18, 2004	1,000	0.7600	Glen Ceiley
June 10, 2004	145,833	1.2000	Bisco profit sharing

* Excluding commissions

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